Exhibit 99.2

Encana Corporation

Management’s Discussion and Analysis

For the period ended March 31, 2013

(Prepared in U.S. Dollars)

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited interim Condensed Consolidated Financial Statements for the period ended March 31, 2013 (“Interim Condensed Consolidated Financial Statements”), as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2012.

The Interim Condensed Consolidated Financial Statements and comparative information have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollars, except where another currency has been indicated. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate. The term “liquids rich” is used to represent natural gas streams with associated liquids volumes. This document is dated April 22, 2013.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Operating Earnings; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt to Debt Adjusted Cash Flow; Debt to Debt Adjusted Cash Flow; Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”); Debt to Adjusted EBITDA; and Debt to Adjusted Capitalization. Further information can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings to Operating Earnings.

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs. Encana is pursuing the key business objectives of maintaining financial strength, optimizing capital investments in the Company’s highest return projects, reducing costs and continuing to pay a stable dividend to shareholders.

Encana’s extensive portfolio of reserves and economic contingent resources in diverse resource plays in North America serve as the foundation for the Company’s long-term strategy of accelerating the value recognition of its assets. Encana has a history of entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost. The Company is also working to expand the use of natural gas in North America in power generation, transportation and industrial applications.

Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company’s resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Repeatable operations lend themselves to ongoing cost reductions through optimization of equipment and processes by applying continuous improvement techniques.

Encana’s capital investment strategy is focused on building long-term production growth capacity and transitioning to a more diversified portfolio of production and cash flows. In the current price environment, the Company plans to continue focusing capital investment in oil and liquids rich natural gas plays while continuing to invest in Encana’s highest return dry natural gas plays and attracting third party capital investments. Third party capital investment advances development of the Company’s reserves and resources, recognizes the value of the Company’s assets and provides additional financial flexibility. In addition, third party investment reduces the risk of early life plays and maintains capital and operating efficiencies on mature assets.

Encana hedges a portion of its expected natural gas and oil production volumes. The Company’s hedging program helps sustain Cash Flow and netbacks during periods of lower prices. Further information on the

Encana Corporation	1	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Company’s commodity price positions as at March 31, 2013 can be found in the Results Overview section of this MD&A and in Note 17 to the Interim Condensed Consolidated Financial Statements.

Additional information on expected results can be found in Encana’s 2013 Corporate Guidance on the Company’s website www.encana.com.

Encana’s Business

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada.

•	USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Results Overview

In the three months ended March 31, 2013, Encana reported:

•	Cash Flow of $579 million, Operating Earnings of $179 million and a Net Loss of $431 million.

•	Average natural gas production volumes of 2,877 million cubic feet (“MMcf”) per day (“MMcf/d”) and average liquids production volumes of 43.5 thousand barrels (“Mbbls”) per day (“Mbbls/d”).

•	Realized financial commodity hedging gains of $143 million before tax.

•	Average realized natural gas prices, including financial hedges, of $3.86 per thousand cubic feet (“Mcf”). Average realized liquids prices, including financial hedges, of $69.45 per barrel (“bbl”).

•	Dividends paid of $0.20 per share.

Encana Corporation	2	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Financial Results

	2013	2012				2011
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Cash Flow (1)	$579	$809	$913	$794	$1,021	$983	$1,181	$1,089
per share—diluted	0.79	1.10	1.24	1.08	1.39	1.33	1.60	1.48
Operating Earnings (1)	179	296	263	198	240	232	389	352
per share—diluted	0.24	0.40	0.36	0.27	0.33	0.31	0.53	0.48
Net Earnings (Loss)	(431)	(80)	(1,244)	(1,482)	12	(476)	459	383
per share—basic	(0.59)	(0.11)	(1.69)	(2.01)	0.02	(0.65)	0.62	0.52
per share—diluted	(0.59)	(0.11)	(1.69)	(2.01)	0.02	(0.65)	0.62	0.52
Production Volumes
Natural Gas (MMcf/d)	2,877	2,948	2,905	2,802	3,272	3,459	3,365	3,309
Liquids (Mbbls/d)	43.5	36.2	30.3	28.2	29.3	23.9	24.4	24.3
Capital Investment	715	780	779	797	1,120	1,008	1,186	1,122
Net Acquisitions & (Divestitures)	(86)	(1,327)	31	(8)	(2,360)	(1,538)	(4)	108
Revenues, Net of Royalties	1,059	1,605	1,025	731	1,799	2,461	2,353	1,986
Revenues, Net of Royalties, Excluding Unrealized Hedging (1)	1,445	1,723	1,623	1,526	1,729	1,883	1,953	1,959
Realized Hedging Gains (Losses), before tax	143	420	578	636	527	331	216	196
Ceiling Test Impairments, after tax	—	(291)	(1,193)	(1,695)	—	(1,105)	—	—

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Three months ended March 31, 2013 versus March 31, 2012

Cash Flow of $579 million decreased $442 million primarily due to lower realized financial hedging gains of $384 million before tax. Higher realized natural gas prices increased Cash Flow and were partially offset by lower natural gas production volumes. In addition, higher liquids production volumes increased Cash Flow and were partially offset by lower realized liquids prices reflecting lower benchmark prices. Cash Flow was also impacted by higher transportation and processing expense and a lower current tax recovery. In the three months ended March 31, 2013:

•	Realized financial hedging gains before tax were $143 million compared to $527 million in 2012.

•	Average realized natural gas prices, excluding financial hedges, were $3.35 per Mcf compared to $2.80 per Mcf in 2012. Average natural gas production volumes of 2,877 MMcf/d decreased 395 MMcf/d from 3,272 MMcf/d in 2012 primarily as a result of the Company’s capital investment focus in oil and liquids rich natural gas plays and a reduced capital investment program.

•	Average realized liquids prices, excluding financial hedges, were $67.04 per bbl compared to $83.77 per bbl in 2012. Average oil and NGL production volumes of 43.5 Mbbls/d increased 14.2 Mbbls/d from 29.3 Mbbls/d in 2012.

Operating Earnings of $179 million decreased $61 million primarily due to the items discussed in the Cash Flow section, partially offset by lower depreciation, depletion and amortization (“DD&A”) and lower deferred tax expense.

Net Loss was $431 million compared to Net Earnings of $12 million in 2012. Further to the items discussed in the Cash Flow and Operating Earnings sections, the Net Loss for the first quarter of 2013 was impacted by decreases in net unrealized gains on the fair value of risk management contracts and an unrealized foreign exchange loss on the revaluation of long-term debt.

Encana Corporation	3	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Encana’s quarterly net earnings can be significantly impacted by fluctuations in commodity prices, realized and unrealized hedging gains and losses, production volumes, foreign exchange rates and non-cash ceiling test impairments which are provided in the Financial Results table and Quarterly Prices and Foreign Exchange Rates table within this MD&A.

Future ceiling test impairments could result from decreases in the 12-month average trailing commodity prices as well as changes to reserves estimates, future development costs, capitalized costs and unproved property costs. Proceeds received from oil and gas divestitures are deducted from the Company’s capitalized costs and can reduce the risk of ceiling test impairments.

Quarterly Prices and Foreign Exchange Rates

	2013	2012				2011
(average for the period)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Encana Realized Pricing
Natural Gas ($/Mcf)
Including hedging	$3.86	$5.02	$4.91	$4.79	$4.58	$4.79	$5.01	$5.09
Excluding hedging	3.35	3.45	2.77	2.25	2.80	3.73	4.32	4.42
Liquids ($/bbl)
Oil (1)	89.71	79.75	80.04	84.62	92.65	87.18	81.98	94.65
NGLs	52.24	52.97	61.34	72.88	72.30	83.11	83.12	89.40
Total (1)	69.45	66.65	72.17	80.32	83.77	85.44	82.43	92.66
Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	3.34	3.40	2.81	2.22	2.74	3.55	4.20	4.31
AECO (C$/Mcf)	3.08	3.06	2.19	1.83	2.52	3.47	3.72	3.74
Rockies (Opal) ($/MMBtu)	3.26	3.26	2.56	2.01	2.67	3.47	3.90	3.98
HSC ($/MMBtu)	3.30	3.35	2.84	2.17	2.65	3.49	4.23	4.29
Basis Differential ($/MMBtu)
AECO/NYMEX	0.27	0.32	0.62	0.39	0.22	0.17	0.34	0.42
Rockies/NYMEX	0.08	0.14	0.25	0.21	0.07	0.08	0.30	0.33
HSC/NYMEX	0.04	0.05	(0.03)	0.05	0.09	0.06	(0.03)	0.02
Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	94.36	88.22	92.20	93.35	103.03	94.02	89.54	102.34
Edmonton Light Sweet (C$/bbl)	87.43	83.99	84.33	83.95	92.23	97.35	91.74	103.07
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.992	1.009	1.005	0.990	0.999	0.978	1.020	1.033

(1)	Including realized hedging gains for 2013. The Company did not settle any liquids hedges during 2012 or 2011.

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. Encana’s first quarter average realized natural gas price, excluding hedging, reflected higher benchmark prices compared to 2012. Hedging activities contributed an additional $0.51 per Mcf to the average realized natural gas price in the first quarter of 2013. Encana’s first quarter average realized oil price reflected lower benchmark prices and the Company’s average realized NGL price reflected a lower proportion of higher value condensate included in the total NGL product mix compared to 2012. Hedging activities contributed an additional $2.41 per bbl to the average realized liquids price in the first quarter of 2013.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

Encana Corporation	4	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

At March 31, 2013, Encana has hedged approximately 1,515 MMcf/d of expected April to December 2013 natural gas production using NYMEX fixed price contracts at an average price of $4.39 per Mcf, approximately 1,498 MMcf/d of expected 2014 production at an average price of $4.19 per Mcf and approximately 825 MMcf/d of expected 2015 production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 9.3 Mbbls/d of expected April to December 2013 oil production using Brent fixed price contracts at an average price of $108.22 per bbl, approximately 5.7 Mbbls/d of expected April to December 2013 oil production using WTI fixed price contracts at an average price of $97.45 per bbl and approximately 5.8 Mbbls/d of expected 2014 oil production using WTI fixed price contracts at an average price of $93.80 per bbl. The Company’s hedging program helps sustain Cash Flow during periods of lower prices. For additional information, see the Risk Management—Financial Risks section of this MD&A.

Production and Net Capital Investment

Production Volumes (After Royalties)

	Three months ended March 31
(average daily)	2013	2012
Natural Gas (MMcf/d)
Canadian Division	1,422	1,493
USA Division	1,455	1,779

	2,877	3,272

Oil and NGLs (Mbbls/d)
Canadian Division	24.0	19.2
USA Division	19.5	10.1

	43.5	29.3

Average natural gas production volumes in the first quarter of 2013 were impacted by the Company’s capital investment focus in oil and liquids rich natural gas plays and a reduced capital investment program. In the first quarter of 2013, average natural gas production volumes of 2,877 MMcf/d decreased 395 MMcf/d from 2012. The Canadian Division volumes were lower primarily due to natural declines, partially offset by a successful drilling program at Bighorn and Cutbank Ridge. The USA Division volumes were lower primarily due to natural declines, lower capital investment in natural gas resource plays and divestitures in Texas during 2012.

In the first quarter of 2013, average oil and NGL production volumes of 43.5 Mbbls/d increased 14.2 Mbbls/d from 2012. The Canadian Division volumes were higher primarily due to the extraction of additional deep cut processing liquids volumes at the Gordondale plant in Peace River Arch and the Musreau plant in Bighorn and successful drilling programs in Peace River Arch and Bighorn. The USA Division volumes were higher primarily due to successful drilling programs in oil and liquids rich natural gas plays and renegotiated gathering and processing agreements which resulted in additional liquids volumes in Piceance and Jonah.

Encana Corporation	5	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Net Capital Investment

	Three months ended March 31
($ millions)	2013	2012
Canadian Division	$409	$515
USA Division	283	563
Market Optimization	—	6
Corporate & Other	23	36

Capital Investment	715	1,120

Acquisitions	22	153
Divestitures	(108)	(2,513)

Net Acquisitions & (Divestitures)	(86)	(2,360)

Net Capital Investment	$629	$(1,240)

Capital investment during the first quarter of 2013 was $715 million compared to $1,120 million in the first quarter of 2012. Capital investment in 2013 reflects the Company’s disciplined capital spending which focused on executing drilling programs with joint venture partners and increasing investment in oil and liquids rich natural gas development and exploration opportunities. Development of resource plays continued in Bighorn, Peace River Arch, Cutbank Ridge, Piceance and Haynesville. Investment in prospective oil and liquids rich natural gas plays was focused on Clearwater Oil, the Duvernay, the Tuscaloosa Marine Shale, the DJ Niobrara, the San Juan Basin, Eaglebine and the Mississippian Lime.

Acquisitions in the first quarter of 2013 were $16 million in the Canadian Division and $6 million in the USA Division, which primarily included land and property purchases with oil and liquids rich natural gas production potential.

Divestitures in the first quarter of 2013 were $98 million in the Canadian Division and $10 million in the USA Division, which primarily included the sale of non-core assets. Divestitures in the first quarter of 2012 in the Canadian Division included C$1.45 billion received from a Mitsubishi Corporation subsidiary (“Mitsubishi”) and approximately C$920 million from the sale of two natural gas processing plants. In the first quarter of 2012, the USA Division received proceeds of $114 million from the remainder of the North Texas asset sale. Amounts received from these transactions have been deducted from the respective Canadian and U.S. full cost pools.

Encana is currently involved in a number of joint ventures with counterparties in both Canada and the U.S. These arrangements support the Company’s long-term strategy of accelerating the value recognition of its assets. Sharing development costs with third parties enables Encana to advance project development while reducing capital investment, thereby improving project returns.

Encana Corporation	6	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Divisional Results

Canadian Division

Operating Cash Flow

	Three months ended March 31
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties, excluding Hedging	$573	$495	$3.21	$2.56	$64.72	$79.96
Realized Financial Hedging Gain	70	228	0.50	1.69	2.20	—
Expenses
Production and mineral taxes	2	3	0.01	(0.01)	0.58	2.36
Transportation and processing	172	133	1.29	0.97	1.33	0.95
Operating	103	97	0.66	0.68	5.61	1.15

Operating Cash Flow/Netback	$366	$490	$1.75	$2.61	$59.40	$75.50

	Three months ended March 31
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2013	2012	2013	2012
Production Volumes—After Royalties	1,422	1,493	24.0	19.2

Three months ended March 31, 2013 versus March 31, 2012

Operating Cash Flow of $366 million decreased $124 million primarily due to lower realized financial hedging gains of $158 million. Revenues from higher realized natural gas prices were partially offset by lower natural gas production volumes. Revenues from higher liquids production volumes were offset by lower realized liquids prices. Operating Cash Flow was also impacted by higher transportation and processing expense. In the three months ended March 31, 2013:

•	Realized financial hedging gains were $70 million compared to $228 million in 2012.

•	Higher natural gas prices increased revenues by $85 million. Average natural gas production volumes of 1,422 MMcf/d were lower by 71 MMcf/d, which decreased revenues by $10 million. This was primarily due to natural declines, partially offset by a successful drilling program at Bighorn and Cutbank Ridge.

•	Average oil and NGL production volumes of 24.0 Mbbls/d were higher by 4.8 Mbbls/d. This increased revenues by $33 million primarily due to the extraction of additional deep cut processing liquids volumes at the Gordondale plant in Peace River Arch and the Musreau plant in Bighorn and successful drilling programs in Peace River Arch and Bighorn. Lower liquids prices decreased revenues by $33 million.

•	Transportation and processing expense increased $39 million primarily due to higher volumes processed through third party facilities in Cutbank Ridge, Bighorn and Peace River Arch and higher firm transportation costs.

Encana Corporation	7	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Results by Resource Play

	Three months ended March 31
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital ($ millions)
	2013	2012	2013	2012	2013	2012
Cutbank Ridge	482	476	1.6	1.2	$51	$80
Bighorn	243	227	7.4	5.5	105	122
Peace River Arch	115	119	5.6	2.7	101	57
Clearwater	347	440	8.5	9.2	64	63
Greater Sierra	232	231	0.6	0.6	9	44
Other and emerging	3	—	0.3	—	79	149

Total Canadian Division	1,422	1,493	24.0	19.2	$409	$515

Other and emerging resource plays include results from prospective oil and liquids rich natural gas plays, including the Duvernay emerging play, and the Deep Panuke offshore natural gas project.

Average oil and NGL production volumes during the first quarter of 2013 increased due to the extraction of additional deep cut liquids volumes at the Gordondale plant in Peace River Arch and the Musreau plant in Bighorn.

Average natural gas production volumes during the first quarter of 2013 in Clearwater were impacted by natural declines and a third party joint agreement, under which the third party acquired a gross overriding royalty interest in natural gas production from a portion of the resource play.

Other Divisional Expenses

	Three months ended March 31
($ millions)	2013	2012
Depreciation, depletion and amortization	$151	$234

In the first quarter of 2013, DD&A decreased $83 million from 2012 due to a lower depletion rate. The lower depletion rate primarily resulted from ceiling test impairments recognized in 2012 and deductions from the full cost pool for amounts received from divestitures during 2012.

Encana Corporation	8	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

USA Division

Operating Cash Flow

	Three months ended March 31
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties, excluding Hedging	$588	$576	$3.50	$3.00	$69.91	$91.05
Realized Financial Hedging Gain	74	302	0.53	1.86	2.67	—
Expenses
Production and mineral taxes	23	21	0.11	0.08	4.50	8.33
Transportation and processing	184	173	1.40	1.07	—	0.20
Operating	112	101	0.66	0.61	13.16	2.59

Operating Cash Flow/Netback	$343	$583	$1.86	$3.10	$54.92	$79.93

	Three months ended March 31
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2013	2012	2013	2012
Production Volumes—After Royalties	1,455	1,779	19.5	10.1

Three months ended March 31, 2013 versus March 31, 2012

Operating Cash Flow of $343 million decreased $240 million primarily due to lower realized financial hedging gains of $228 million. Revenues from higher liquids production volumes were partially offset by lower realized liquids prices. Revenues from higher realized natural gas prices were more than offset by lower natural gas production volumes. In the three months ended March 31, 2013:

•	Realized financial hedging gains were $74 million compared to $302 million in 2012.

•	Higher natural gas prices increased revenues by $66 million. Average natural gas production volumes of 1,455 MMcf/d were lower by 324 MMcf/d. This decreased revenues by $93 million primarily due to natural declines, lower capital investment in natural gas resource plays and divestitures in Texas during 2012.

•	Average oil and NGL production volumes of 19.5 Mbbls/d were higher by 9.4 Mbbls/d. This increased revenues by $76 million primarily due to successful drilling programs in oil and liquids rich natural gas plays and renegotiated gathering and processing agreements, which resulted in additional liquids volumes in Piceance and Jonah. Lower liquids prices decreased revenues by $37 million.

•	Transportation and processing expense increased $11 million primarily due to costs resulting from renegotiated gathering and processing agreements and higher volume commitments.

•	Operating expense increased $11 million primarily due to an increased focus on emerging oil and liquids rich natural gas plays.

Encana Corporation	9	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Results by Resource Play

	Three months ended March 31
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital ($ millions)
	2013	2012	2013	2012	2013	2012
Piceance	459	488	4.3	1.6	$48	$106
Jonah	346	448	4.6	4.1	8	49
Haynesville	420	545	—	—	32	185
Texas	145	201	—	0.2	5	29
Other and emerging	85	97	10.6	4.2	190	194

Total USA Division	1,455	1,779	19.5	10.1	$283	$563

Other and emerging resource plays include results from prospective oil and liquids rich natural gas plays including the Tuscaloosa Marine Shale, the DJ Niobrara, the San Juan Basin, Eaglebine and the Mississippian Lime.

Average oil and NGL production volumes during the first quarter of 2013 increased due to renegotiated gathering and processing agreements in Piceance and Jonah and successful drilling programs in the DJ Niobrara and other emerging resource plays.

Average natural gas production volumes during the first quarter of 2013 in Jonah were impacted by natural declines and a third party joint agreement, under which the third party earns a working interest in certain sections of the resource play. Average natural gas production volumes during the first quarter of 2013 in Haynesville were impacted by natural declines and a reduced capital investment program.

Other Divisional Expenses

	Three months ended March 31
($ millions)	2013	2012
Depreciation, depletion and amortization	$208	$330

In the first quarter of 2013, DD&A decreased $122 million from 2012 due to a lower depletion rate and lower production volumes. The lower depletion rate primarily resulted from ceiling test impairments recognized in 2012.

Encana Corporation	10	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Market Optimization

	Three months ended March 31
($ millions)	2013	2012
Revenues	$117	$121
Expenses
Operating	1	10
Purchased product	102	105
Depreciation, depletion and amortization	3	3

	$11	$3

Market Optimization revenues and purchased product expense relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

Corporate and Other

	Three months ended March 31
($ millions)	2013	2012
Revenues	$(363)	$77
Expenses
Transportation and processing	(1)	7
Operating	7	2
Depreciation, depletion and amortization	33	20

	$(402)	$48

Revenues mainly include unrealized hedging gains or losses recorded on financial derivative contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Transportation and processing expense primarily reflects unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office buildings, furniture and leasehold improvements.

Comparative figures for the three months ended March 31, 2012 presented above have been updated to present unrealized financial hedging gains and losses related to the Company’s power financial derivative contracts in transportation and processing expense. Formerly, these were presented in operating expense. For additional information see Note 3 to the Interim Condensed Consolidated Financial Statements.

Encana Corporation	11	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Other Operating Results

Expenses

	Three months ended March 31
($ millions)	2013	2012
Accretion of asset retirement obligation	$14	$14
Administrative	95	102
Interest	140	123
Foreign exchange (gain) loss, net	102	(102)
Other	(4)	(2)

	$347	$135

Interest expense in the first quarter of 2013 increased from 2012 primarily due to interest related to The Bow office project.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses primarily arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada and the revaluation of other monetary assets and liabilities.

Income Tax

	Three months ended March 31
($ millions)	2013	2012
Current Income Tax	$(67)	$(134)
Deferred Income Tax	110	547

Income Tax Expense (Recovery)	$43	$413

Current income tax in the first quarter of 2013 was a recovery primarily due to amounts in respect of prior periods. The current income tax recovery in the first quarter of 2012 was primarily due to the carry back of tax losses to prior years. Total income tax expense in the first quarter of 2013 was lower primarily due to lower net earnings before tax and a lower estimated annual effective income tax rate compared to the first quarter of 2012.

Encana’s interim income tax expense is calculated using the estimated annual effective income tax rate applied to year-to-date net earnings before income tax plus amounts in respect of prior periods. For the first quarter of 2013, Encana’s effective tax rate was (11) percent compared to 97 percent for the same period of 2012. The Company’s effective tax rate for the first quarter of 2013 is lower than 2012 as a result of the differences in expected annual earnings, the tax impact of divestitures and other transactions that closed in the first quarter of 2012 and amounts in respect of prior periods.

The estimated annual effective income tax rate is impacted by expected annual earnings and differs from the Canadian statutory tax rate due to permanent differences, jurisdictional tax rates and benefits of loss carry backs. Permanent differences primarily include any tax on divestitures and other transactions and related pool adjustments, international financing, the non-taxable portion of capital gains and losses and the effect of legislative changes.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Encana Corporation	12	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Liquidity and Capital Resources

	Three months ended March 31
($ millions)	2013	2012
Net Cash From (Used In)
Operating activities	$338	$617
Investing activities	(454)	1,638
Financing activities	(149)	(666)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(36)	4

Increase (Decrease) in Cash and Cash Equivalents	$(301)	$1,593

Cash and Cash Equivalents, End of Period	$2,878	$2,393

Operating Activities

Net cash from operating activities in the first quarter of 2013 of $338 million decreased $279 million from the first quarter of 2012. This decrease is a result of the Cash Flow variances discussed in the Financial Results section of this MD&A. In the first quarter of 2013, the net change in non-cash working capital was a deficit of $215 million compared to a deficit of $375 million in the first quarter of 2012.

The Company had a working capital surplus of $2,151 million at March 31, 2013 compared to $2,865 million at December 31, 2012. The decrease in working capital is primarily the result of a decrease in risk management assets, a decrease in cash and cash equivalents and a decrease in accounts receivable and accrued revenues, partially offset by a decrease in accounts payable and accrued liabilities. At March 31, 2013, working capital included cash and cash equivalents of $2,878 million compared to $3,179 million at December 31, 2012. Encana expects that it will continue to meet the payment terms of its suppliers.

Investing Activities

Net cash used in investing activities in the first quarter of 2013 was $454 million compared to net cash from investing activities of $1,638 million in the first quarter of 2012. The net cash used in investing activities primarily resulted from lower divestiture proceeds, partially offset by lower capital expenditures. Reasons for these changes are discussed further in the Net Capital Investment section of this MD&A.

Net cash used in investing activities in the first quarter of 2013 also included cash in reserve released from escrow of $22 million compared to $421 million in the first quarter of 2012. Cash in reserve includes monies which are not available for general operating use, are segregated or held in escrow and include amounts received from counterparties related to jointly controlled assets.

Investing activities in the first quarter of 2013 included proceeds received from the sale of the Company’s 30 percent interest in the proposed Kitimat liquefied natural gas export terminal in British Columbia. The transaction closed on February 8, 2013.

Encana Corporation	13	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Financing Activities

Long-Term Debt

Encana’s current portion of long-term debt outstanding was $500 million at March 31, 2013 and December 31, 2012. Encana’s long-term debt, excluding the current portion, totaled $7,159 million at March 31, 2013 and $7,175 million at December 31, 2012. There were no outstanding balances under the Company’s revolving credit facilities at March 31, 2013 or December 31, 2012.

Credit Facilities and Shelf Prospectuses

Encana maintains two committed revolving bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.

As at March 31, 2013, Encana had available unused committed revolving bank credit facilities of $4.9 billion.

•	Encana has in place a revolving bank credit facility for C$4.0 billion ($3.9 billion) that remains committed through October 2015, of which C$4.0 billion ($3.9 billion) remained unused.

•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $1.0 billion that remains committed through October 2015, of which $999 million remained unused.

As at March 31, 2013, Encana had available unused capacity under shelf prospectuses for up to $6.0 billion.

•	Encana has in place a shelf prospectus whereby it may issue from time to time up to C$2.0 billion ($2.0 billion), or the equivalent in foreign currencies, of debt securities in Canada. At March 31, 2013, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2013. Encana does not intend to renew the shelf prospectus as the Company has sufficient cash balances on hand and does not believe that access to the debt capital market in Canada will be required in the near term.

•	Encana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. At March 31, 2013, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2014.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the credit facilities adjust capitalization for cumulative historical ceiling test impairments that were recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP. Debt to Adjusted Capitalization was 38 percent at March 31, 2013 and 37 percent at December 31, 2012.

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments in the first quarter of 2013 were $147 million or $0.20 per share (2012—$147 million or $0.20 per share).

On April 22, 2013, the Board declared a dividend of $0.20 per share payable on June 28, 2013 to common shareholders of record as of June 14, 2013.

On March 25, 2013, Encana amended its Dividend Reinvestment Plan (“DRIP”) to permit the Company to issue to participating shareholders of the DRIP Encana common shares at a discount to the average market price for the applicable dividend payment date. Further information on the DRIP is available on Encana’s website at www.encana.com.

Encana Corporation	14	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Outstanding Share Data

As at March 31, 2013 and April 19, 2013, Encana had 735.7 million common shares outstanding and 31.4 million outstanding stock options with Tandem Stock Appreciation Rights (“TSARs”) attached (16.0 million exercisable). A TSAR gives the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the original grant price.

During the three months ended March 31, 2013, Encana cancelled 650,000 common shares reserved for issuance to shareholders upon exchange of predecessor companies’ shares. In accordance with the terms of the merger agreement which formed Encana, shares which have remained unexchanged were extinguished. Accordingly, the weighted average book value of the common shares extinguished has been transferred to paid in surplus.

Capital Structure

The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors several non-GAAP financial metrics as indicators of its overall financial strength, which are defined in the Non-GAAP Measures section of this MD&A. The financial metrics the Company currently monitors are below.

	March 31, 2013		December 31, 2012
Net Debt to Debt Adjusted Cash Flow	1.4	x	1.1	x
Debt to Debt Adjusted Cash Flow	2.2	x	2.0	x
Debt to Adjusted EBITDA	2.2	x	2.0	x
Debt to Adjusted Capitalization	38%		37%

Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments at March 31, 2013:

	Expected Future Payments
($ millions, undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total
Transportation and Processing	$682	$951	$969	$869	$826	$4,771	$9,068
Drilling and Field Services	284	125	76	51	21	51	608
Operating Leases	35	52	43	39	30	71	270

Commitments	$1,001	$1,128	$1,088	$959	$877	$4,893	$9,946

In addition to the Commitments disclosed above, Encana has development commitments with joint venture partners resulting from the Company’s prior arrangements. A portion of these joint venture commitments may be satisfied by the Drilling and Field Services commitments included in the table above. Further information regarding Encana’s significant arrangements is provided in the Company’s annual MD&A for the year ended December 31, 2012.

Encana Corporation	15	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Further to the Commitments disclosed above, Encana has also made commitments related to its risk management program and the Company has an obligation to fund its defined benefit pension and other post-employment benefit plans. Further information can be found in Note 17 to the Interim Condensed Consolidated Financial Statements regarding the Company’s risk management program. The Company expects to fund its 2013 commitments from Cash Flow and cash and cash equivalents.

Contractual obligations arising from long-term debt, asset retirement obligations, capital leases, The Bow office project and the Deep Panuke Production Field Centre are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Interim Condensed Consolidated Financial Statements.

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Risk Management

Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:

•	financial risks;

•	operational risks; and

•	safety, environmental and regulatory risks.

Issues affecting, or with the potential to affect, Encana’s reputation are generally of a strategic nature or emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established consistent and clear policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Encana continues to implement its business model of focusing on developing low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Encana’s business.

Financial risks include, but are not limited to:

•	market pricing of natural gas and liquids;

•	credit and liquidity;

•	foreign exchange rates; and

•	interest rates.

Encana Corporation	16	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All derivative financial agreements are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings. Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of price risk to achieve investment returns and growth objectives, while maintaining prescribed financial metrics.

To partially mitigate commodity price risk, the Company may enter into transactions that fix or set a floor and cap on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at March 31, 2013, is disclosed in Note 17 to the Interim Condensed Consolidated Financial Statements.

Counterparty and credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions and grant payment terms according to counterparties’ credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt capital markets. Encana closely monitors the Company’s ability to access cost-effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure. In managing the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•	reserves and resources replacement;

•	capital activities; and

•	operating activities.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; volatility in natural gas and liquids prices; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk.

When making operating and investing decisions, Encana’s business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation and risk mitigation. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

Encana Corporation	17	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Safety, Environmental and Regulatory Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of the environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company’s existing and planned projects as well as impose a cost of compliance.

A comprehensive discussion of Encana’s risk management is provided in the Company’s annual MD&A for the year ended December 31, 2012.

Encana Corporation	18	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Accounting Policies and Estimates

Critical Accounting Estimates

Refer to the annual MD&A for the year ended December 31, 2012 for a comprehensive discussion of Encana’s Critical Accounting Policies and Estimates.

Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

As of January 1, 2013, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Interim Condensed Consolidated Financial Statements:

•	Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, and Accounting Standards Update 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, require disclosure of both gross and net information about certain financial instruments eligible for offset in the balance sheet and certain financial instruments subject to master netting arrangements. The amendments have been applied retrospectively.

•	Accounting Standards Update 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, requires enhanced disclosures about amounts reclassified out of accumulated other comprehensive income. The amendments have been applied prospectively.

New Standards Issued Not Yet Adopted

As of January 1, 2014, Encana will be required to adopt the following accounting standards updates issued by the FASB, which are not expected to have a material impact on the Company’s Consolidated Financial Statements:

•	Accounting Standards Update 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, clarifies guidance for the recognition, measurement and disclosure liabilities resulting from joint and several liability arrangements. The amendments will be applied retrospectively.

•	Accounting Standards Update 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments will be applied prospectively.

Encana Corporation	19	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Cash Flow per share—diluted; Operating Earnings; Operating Earnings per share—diluted; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt to Debt Adjusted Cash Flow; Debt to Debt Adjusted Cash Flow; Debt to Adjusted EBITDA; and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

	2013	2012				2011
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Cash From (Used in) Operating Activities	$338	$717	$1,142	$631	$617	$1,005	$1,285	$980
(Add back) deduct:
Net change in other assets and liabilities	(22)	(23)	(9)	(26)	(20)	(30)	(26)	(75)
Net change in non-cash working capital	(215)	(56)	242	(134)	(375)	166	130	(34)
Cash tax on sale of assets	(4)	(13)	(4)	(3)	(9)	(114)	—	—

Cash Flow	$579	$809	$913	$794	$1,021	$983	$1,181	$1,089

Encana Corporation	20	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

	2013	2012				2011
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net Earnings (Loss)	$(431)	$(80)	$(1,244)	$(1,482)	$12	$(476)	$459	$383
After-tax (addition) / deduction:
Unrealized hedging gain (loss)	(266)	(72)	(428)	(547)	45	397	273	18
Impairments	—	(300)	(1,193)	(1,695)	—	(1,105)	—	—
Non-operating foreign exchange gain (loss)	(101)	(66)	162	(90)	86	82	(325)	44
Income tax adjustments	(243)	62	(48)	652	(359)	(82)	122	(31)

Operating Earnings	$179	$296	$263	$198	$240	$232	$389	$352

Revenues, Net of Royalties, Excluding Unrealized Hedging

Revenues, Net of Royalties, Excluding Unrealized Hedging is a non-GAAP measure that adjusts revenues, net of royalties for unrealized hedging gains/losses. Unrealized hedging gains/losses result from the fair value changes in unsettled derivative financial contracts. Management monitors Revenues, Net of Royalties, Excluding Unrealized Hedging as it reflects the realized hedging impact of the Company’s settled financial contracts.

	2013	2012				2011
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues, Net of Royalties	$1,059	$1,605	$1,025	$731	$1,799	$2,461	$2,353	$1,986
(Add) / deduct:
Unrealized hedging gain (loss), before tax	(386)	(118)	(598)	(795)	70	578	400	27

Revenues, Net of Royalties, Excluding Unrealized Hedging	$1,445	$1,723	$1,623	$1,526	$1,729	$1,883	$1,953	$1,959

Encana Corporation	21	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Net Debt to Debt Adjusted Cash Flow

Net Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Net Debt is a non-GAAP measure defined as long-term debt, including current portion, less cash and cash equivalents. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	March 31, 2013		December 31, 2012
Debt	$7,659		$7,675
Less: Cash and Cash Equivalents	2,878		3,179

Net Debt	4,781		4,496

Cash Flow	3,095		3,537
Interest Expense, after tax	404		391

Debt Adjusted Cash Flow	$3,499		$3,928

Net Debt to Debt Adjusted Cash Flow	1.4	x	1.1	x

Debt to Debt Adjusted Cash Flow

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	March 31, 2013		December 31, 2012
Debt	$7,659		$7,675
Cash Flow	3,095		3,537
Interest Expense, after tax	404		391

Debt Adjusted Cash Flow	$3,499		$3,928

Debt to Debt Adjusted Cash Flow	2.2	x	2.0	x

Encana Corporation	22	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Debt to Adjusted EBITDA

Debt to Adjusted EBITDA is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month Net Earnings before income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, DD&A, impairments, unrealized hedging gains and losses and other expenses.

($ millions)	March 31, 2013		December 31, 2012
Debt	$7,659		$7,675
Net Earnings (Loss)	(3,237)		(2,794)
Add (deduct):
Interest	539		522
Income tax expense (recovery)	(2,407)		(2,037)
Depreciation, depletion and amortization	1,764		1,956
Impairments	4,695		4,695
Accretion of asset retirement obligation	53		53
Foreign exchange (gain) loss, net	97		(107)
Unrealized (gain) loss on risk management	1,913		1,465
Other	(1)		1

Adjusted EBITDA	$3,416		$3,754

Debt to Adjusted EBITDA	2.2	x	2.0	x

Debt to Adjusted Capitalization

Debt to Adjusted Capitalization is a non-GAAP measure, which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. Adjusted Capitalization includes debt, shareholders’ equity and an equity adjustment for cumulative historical ceiling test impairments recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP.

($ millions)	March 31, 2013	December 31, 2012
Debt	$7,659	$7,675
Shareholders’ Equity	4,702	5,295
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746

Adjusted Capitalization	$20,107	$20,716

Debt to Adjusted Capitalization	38%	37%

Encana Corporation	23	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives”, “agreed to” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: achieving the Company’s focus on growing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs; achieving its key business objectives of maintaining financial strength, optimizing capital investments, reducing costs and continuing to pay a stable dividend; expectation for its portfolio of reserves and economic contingent resources in diverse resource plays to serve as the foundation for the Company’s long-term strategy of accelerating the value recognition of its assets; ability to continue entering prospective plays early and leveraging technology to unlock resources and build productive capacity at low cost; expanding the use of natural gas in North America; achieving operating efficiencies, lowering cost structures and success of resource play hub model; expectation for capital investment to help build long-term production growth capacity and transition to a more diversified portfolio of production and cash flows; plan to accelerate capital investment in oil and liquids rich natural gas plays while continuing to invest in Encana’s highest return dry natural gas plays; ability to attract third party capital investment and expectation for the same to provide additional financial flexibility, value recognition of the Company’s assets, reduction of the risk of early life plays; capital and operating efficiencies on mature assets; and improvement of project returns; anticipated future proceeds from various joint venture, partnership and other agreements entered into by the Company, including their successful implementation, expected future benefits and the Company’s ability to fund future development costs associated with those agreements; projections contained in the 2013 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, operating costs, and 2013 estimated sensitivities of cash flow and operating earnings); estimates of reserves and resources; the potential of future ceiling test impairments and the reasons for such impairments; expectation that the discounted after-tax future net cash flows from proved reserves used in ceiling test calculations is not indicative of the fair market value of Encana’s oil and gas properties or of the future net cash flows expected to be generated from such properties; projections relating to the adequacy of the Company’s provision for taxes and legal claims; possibility of legal actions in connection with the matters relating to the allegations of collusion with competitors regarding land leasing in Michigan in 2010; the flexibility of capital spending plans and the source of funding therefore; the benefits of the Company’s risk management program, including the impact of derivative financial instruments; projections that the Company has access to cash equivalents and a range of funding at competitive rates; the Company’s ability to meet payment terms of its suppliers and be in compliance with all financial covenants under its credit facility agreements; expectations surrounding environmental legislation including regulations relating to climate change and hydraulic fracturing and the impact such regulations could have on the Company; expectation to fund 2013 commitments from Cash Flow, cash and cash equivalents; expectation not to access the debt capital market in Canada in the near term; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s ability to manage its Net Debt to Debt Adjusted Cash Flow, Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Adjusted Capitalization ratios; and the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of

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the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon, among other things, achieving average production for 2013 of between 2.8 billion cubic feet per day (“Bcf/d”) and 3.0 Bcf/d of natural gas and 50,000 bbls/d to 60,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Forward-looking statements with respect to matters relating to allegations of collusion with competitors regarding land leasing in Michigan in 2010 are qualified by the fact that, while Encana intends to vigorously defend against any claims of liability alleged in any lawsuits arising out of such allegations, the Company cannot predict the outcome of any governmental investigations or the commencement or outcome of any future legal proceedings involving Encana or whether such proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.

Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the

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expected differences thereto. Such disclosure can be found in Encana’s news release dated April 23, 2013, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Oil and Gas Information

National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the Company’s Annual Information Form (“AIF”). Encana obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company’s U.S. protocol disclosure is included in Note 22 (unaudited) to the Company’s Consolidated Financial Statements for the year ended December 31, 2012 and in Appendix D of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Natural Gas, Oil and NGLs Conversions

In this document, certain oil and NGL volumes have been converted to billions of cubic feet (“Bcf”) equivalent (“Bcfe”) on the basis of one bbl to six Mcf. Cubic feet equivalent may be misleading, particularly if used in isolation. A conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Resource Play

Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Currency and References to Encana

All information included in this document and the Interim Condensed Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted. References to C$ are to Canadian dollars. Encana’s financial results are consolidated in Canadian dollars, however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Additional Information

Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

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